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                                                                       EXHIBIT 1


FOR RELEASE IMMEDIATELY


                           PEC ISRAEL ECONOMIC CORPORATION
                      REPORTS THAT THE SPECIAL COMMITTEE OF ITS
                    BOARD OF DIRECTORS AND ITS BOARD OF DIRECTORS
                           RECOMMEND ACCEPTANCE OF REVISED
              OFFER FROM ITS PARENT CORPORATION TO ACQUIRE FOR CASH ALL
                  OUTSTANDING SHARES AT A PRICE OF $30.00 PER SHARE

     NEW YORK, December 11, 1998 . . . . PEC Israel Economic Corporation
(NYSE:IEC) today reported that the Special Committee of its Board of Directors and its Board of Directors recommended acceptance by its shareholders of a revised proposal from its parent corporation, IDB Development Corporation Ltd. ("IDB Development"), the owner of approximately 81.35% of the outstanding shares of common stock of PEC, to acquire all the outstanding shares of PEC not already owned by IDB Development for a cash price of $30.00 per share. The recommendation is subject to the execution of a definitive merger agreement satisfactory to the Special Committee. Completion of the proposed acquisition would be subject to the approval of the shareholders of PEC.

          IDB Development has also agreed to exchange all of its shares of common stock of PEC with its 54.37% owned subsidiary, Discount Investment Corporation Ltd. ("DIC"), for newly issued shares of DIC. The exchange may take place before all the outstanding shares of PEC are acquired.

          The revised proposal is subject to the approval of the Audit Committees of the Boards of Directors of IDB Development and DIC. As a result of the proposed acquisition of all the public shares of PEC, PEC would become a wholly-owned subsidiary of IDB Development or DIC and its shares would be delisted from trading on the New York Stock Exchange.


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          In making their recommendation, the Special Committee and the Board of
Directors considered, among other factors, the opinion of the Special
Committee's financial advisor, Merrill Lynch International.

          PEC organizes, acquires interests in, finances and participates in the management of companies, predominantly companies which are located in Israel or are Israel-related. PEC's website address is http://www.irin.com/iec.










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